SPECIAL MEETING OF SHAREHOLDERS

B2GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the special meeting of shareholders of B2Gold Corp. (the “Company”) held on December 20, 2012 (total shares represented in person or by proxy = 325,921,484 of the 393,158,611 issued and outstanding shares - 82.90%.).

Item 1:                         CGA Merger Resolution

By way of ballot, the merger with CGA Mining Limited under an Australian scheme of arrangement, as described in the Management Information Circular dated November 19, 2012, was approved. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	325,726,392	99.94%

Votes Against	195,092	0.06%

Total Votes Cast	325,921,484	100.00%

DATED at Vancouver, British Columbia this 27st day of December, 2012.

B2GOLD CORP.

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer